UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
      --------------------------------------------------------------------
                        THREE MONTHS ENDED ON 30/09/2005
                        --------------------------------

                                                                            RS. IN MILLION
------------------------------------------------------------------------------------------
                                                      Q 2           Q 2       YEAR ENDED
                                                   UNAUDITED      REVIEWED    31.3.2005
S.NO           PARTICULARS                          2005-06       2004-05      AUDITED
------------------------------------------------------------------------------------------
 1.  INCOME FROM SERVICES
     Basic Services                                11,435.76     13,064.64     53,049.81
     Cellular                                       1,254.17        652.68      2,874.04
     Unallocable                                         -             -             -
                                                  ---------------------------------------
                                          TOTAL    12,689.93     13,717.32     55,923.85

     Less: Inter Unit Income                             -             -             -
                                                  ---------------------------------------
     NET INCOME FROM SERVICES                      12,689.93     13,717.32     55,923.85
                                                  =======================================

 2.  SEGMENT RESULT BEFORE INTEREST/
       AND TAX
     Basic Services                                 1,341.45      2,361.37      9,469.79
     Cellular                                         396.54        186.23      1,172.73
     Unallocable                                      664.26        323.25      1,872.28
                                                  ---------------------------------------
                                          TOTAL     2,402.25      2,870.85     12,514.80

     Less: Interest                                    90.86         78.02        358.12

     Less: Prior period Items                                                      94.47
                                                  ---------------------------------------
     PROFIT BEFORE TAX                              2,311.39      2,792.83     12,062.21
                                                  =======================================
     Less: Provision for Tax                          632.39        808.12      2,672.41
                                                  ---------------------------------------
     PROFIT AFTER TAX                               1,679.00      1,984.71      9,389.80
                                                  =======================================

 3.  CAPITAL EMPLOYED
     (SEGMENT ASSETS - SEGMENT LIABILITIES)

     Basic Services                                37,233.46     40,634.01     41,324.50
     Cellular                                       3,137.19      2,765.05      3,118.35
     Unallocable                                   72,329.51     69,835.60     64,995.39
                                                  ---------------------------------------
                                          TOTAL   112,700.16    113,234.66    109,438.25
                                                  =======================================

                                                                      ANNEXURE-A

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A GOVT. OF INDIA ENTERPRISE)
        UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.09.2005
        -----------------------------------------------------------------

                                                                                          (Rs. in Million)
----------------------------------------------------------------------------------------------------------
                                            Q 2         Q 2           H 1         H 1         YEAR ENDED
SL.NO.           PARTICULARS              2005-06     2004-05       2005-06     2004-05       31.3.2005
                                         UNAUDITED    REVIEWED     UNAUDITED    REVIEWED      (AUDITED)
----------------------------------------------------------------------------------------------------------
  1                   2                      3           4             5           6              7
----------------------------------------------------------------------------------------------------------
1       Net Income from Services         12,689.93    13,717.30    25,294.45    27,644.44     55,923.85
2       Other Income                      1,549.32     1,195.13     2,897.79     1,903.92      4,917.18
        TOTAL INCOME                     14,239.25    14,912.43    28,192.24    29,548.36     60,841.03

3   a.  Staff Cost                        4,641.02     4,920.27     9,226.50     9,679.37     18,358.90
    b.  Revenue Sharing                   2,154.05     1,900.83     4,448.17     3,410.23      9,278.54
    c.  Licence Fee                       1,217.57     1,232.27     2,383.58     2,523.48      4,971.63
    d.  Admn./Operative Expenditure       2,244.93     2,534.31     4,601.60     4,972.28      9,837.10
        TOTAL OPERATIVE/OTHER EXP        10,257.57    10,587.68    20,659.85    20,585.36     42,446.17
4       EBITDA                            3,981.68     4,324.75     7,532.39     8,963.00     18,394.86
5       Depreciation                      1,579.44     1,453.90     3,108.99     2,868.46      5,880.07
6       Interest                             90.86        78.02       173.22       186.32        358.12
7       PROFIT BEFORE TAX                 2,311.38     2,792.83     4,250.18     5,908.22     12,156.67
8   a.  Provision for Taxation              453.87       681.28     1,303.01     1,719.72      2,566.90
    b.  Provision for Deffered tax          178.52       126.84      (314.74)     (135.31)       105.51
9       PROFIT AFTER TAX                  1,678.99     1,984.71     3,261.91     4,323.81      9,484.26
10      Prior period adjustments               -            -            -            -           94.47
11      NET PROFIT                        1,678.99     1,984.71     3,261.91     4,323.81      9,389.79

12      PAID UP EQUITY SHARE CAPITAL
        FACE VALUE OF RS.10/-EACH.                                                             6,300.00
13      RESERVES EXCLUDING
        REVALUATION RESERVE                                                                  103,138.25
14      EPS
        BASIC/DILUTED (IN RS.)                2.67         3.15         5.18         6.86         14.90
15      AGGREGATE OF NON-PROMOTER
        SHAREHOLDING:-
    a.  NUMBER OF SHARES                                                                    275,627,260
    b.  PERCENTAGE OF SHAREHOLDING                                                                43.75%

NOTES:

  1 THE ABOVE RESULTS HAVE BEEN TAKEN ON RECORD BY THE BOARD OF DIRECTORS IN THEIR MEETING HELD ON 28-10-2005.

  2  PREVIOUS PERIOD/YEAR FIGURES HAVE BEEN REGROUPED/REARRANGED WHEREVER
     NECESSARY

  3 THE STATUS OF INVESTOR COMPLAINTS RECEIVED AND DISPOSED OF DURING THIS QUARTER ENDED ON 30.09.2005 IS AS UNDER:

     COMPLAINTS PENDING AT THE BEGINNING OF THE QUARTER                     21
     COMPLAINTS RECEIVED DURING THIS QUARTER                               349
     DISPOSAL OF COMPLAINTS                                                339
     COMPLAINTS LYING UNRESOLVED AT THE END OF THE QUARTER                  31

PLACE: NEW DELHI                                  FOR AND ON BEHALF OF THE BOARD
DATE:  28.10.2005

                                                               (ANITA SONI)
                                                              Director (Fin)